Exhibit 99.2

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2025 and 2024

(With Independent Auditors’ Report Thereon)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Ernst & Young, LLP One Manhattan West New York, NY 10001	Tel: +1 212 773 3000 Fax: +1 212 773 6350 www.ey.com

Report of Independent Auditors

To the Members of

NP BGO NTR Portfolio, LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of NP BGO NTR Portfolio, LLC and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in members’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

January 29, 2026

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2025 and 2024

Assets	2025	2024

Current assets:
Cash and cash equivalents	$13,757,591	$15,931,218
Accounts receivable	1,278,186	1,191,585
Prepaid expenses	296,956	397,558
Total current assets	15,332,733	17,520,361

Investment in real estate:
Land and improvements	138,064,145	137,994,352
Building and improvements	760,090,346	759,250,939
Gross investment in real estate	898,154,491	897,245,291
Less accumulated depreciation	(77,934,330)	(53,972,977)
Net investment in real estate	820,220,161	843,272,314

Other assets:
Above-market lease value, net	943,489	1,329,463
Straight line rent receivable	10,593,520	8,942,958
In-place leases, net	13,728,672	19,001,401
Deferred leasing incentive, net	6,281,021	6,519,858
Deferred leasing costs, net	9,551,259	12,083,726
Other recoverable assets, net	2,189,006	1,388,553
Deposits	60,624	70,740
Total other assets	43,347,591	49,336,699

Total assets	$878,900,485	$910,129,374

Liabilities and Members’ Equity

Current liabilities:
Accounts payable	$913,877	$529,361
Accrued liabilities	5,656,655	5,506,029
Prepaid rent	1,891,625	1,791,835
Current portion of notes payable	296,781,712	—
Other current liabilities	581,636	1,023,559
Total current liabilities	305,825,505	8,850,784

Long-term liabilities:
Security deposits	1,777,434	1,936,184
Below-market lease value, net	14,682,319	19,705,099
Notes payable, net of current portion	263,144,396	559,454,055
Total long-term liabilities	279,604,149	581,095,338

Total liabilities	585,429,654	589,946,122

Members’ equity	293,470,831	320,183,252

Commitments and contingencies	—	—

Total liabilities and members’ equity	$878,900,485	$910,129,374

See accompanying notes to the consolidated financial statements.

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2025 and 2024

	2025	2024

Income:
Lease income	$68,262,296	$67,488,134
Total income	68,262,296	67,488,134

Building operating expenses:
Direct tenant expenses	251,653	330,553
General and administrative	472,846	451,907
Grounds and parking lots	2,650,671	2,103,525
Insurance	1,115,647	1,614,765
Management fees	1,670,384	1,509,458
Non-recoverable operating expenses	17,512	219,508
Real estate taxes	7,562,796	6,872,484
Repairs and maintenance	1,065,634	915,046
Utilities	1,376,475	1,165,149
Vacant unit expenses	153,370	247,713
Total building operating expenses	16,336,988	15,430,108

Other income (expense):
Amortization	(8,680,040)	(8,866,719)
Depreciation	(23,961,353)	(23,593,787)
Interest expense	(22,888,053)	(22,887,940)
Other income	5,147	303,577
Professional fees	(263,740)	(430,188)
Total other expenses	(55,788,039)	(55,475,057)

Net loss	$(3,862,731)	$(3,417,031)

See accompanying notes to the consolidated financial statements.

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members’ Equity

Years ended December 31, 2025 and 2024

	BGO Genesis Holding, LLC	NP NTR Holdings, LLC	Total
Balance at December 31, 2023	$209,663,329	$136,736,954	$346,400,283
Distributions	(13,800,000)	(9,000,000)	(22,800,000)
Net loss	(2,068,203)	(1,348,828)	(3,417,031)
Balance at December 31, 2024	193,795,126	126,388,126	320,183,252
Distributions	(13,800,000)	(9,049,690)	(22,849,690)
Net loss	(2,368,044)	(1,494,687)	(3,862,731)
Balance at December 31, 2025	$177,627,082	$115,843,749	$293,470,831

See accompanying notes to the consolidated financial statements.

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Year ended December 31, 2025 and 2024

	2025	2024

Cash flows from operating activities:
Net loss	$(3,862,731)	$(3,417,031)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	8,680,040	8,866,719
Depreciation	23,961,353	23,593,787
Lease incentive adjustment	1,928,989	1,844,971
Above market amortization	385,974	404,522
Below market amortization	(5,022,780)	(5,118,053)
Straight-line rental income	(1,650,562)	(2,281,070)
Interest expense related to debt issuance costs	472,053	471,940
Changes in assets and liabilities:
Accounts receivable	(984,466)	(162,228)
Prepaid expenses	100,602	15,595
Deferred lease incentive	(1,690,152)	(566,298)
Deferred leasing costs	(777,432)	(2,438,406)
Deposits	10,116	3,726
Accounts payable	384,516	(534,229)
Accrued liabilities	145,626	(249,499)
Prepaid rent	99,790	554,186
Security deposits	(158,750)	(180,308)
Other current liabilities	(441,923)	43,582
Net cash provided by operating activities	21,580,263	20,851,906

Cash flows from investing activities:
Real estate improvements	(904,200)	(3,172,829)
Net cash used in investing activities	(904,200)	(3,172,829)

Cash flows from financing activities:
Financing costs	—	(2,001)
Distributions	(22,849,690)	(22,800,000)
Net cash used in financing activities	(22,849,690)	(22,802,001)

(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Year ended December 31, 2025 and 2024

	2025	2024

Net decrease in cash and cash equivalents	(2,173,627)	(5,122,924)

Cash and cash equivalents at beginning of year	15,931,218	21,054,142

Cash and cash equivalents at end of year	$13,757,591	$15,931,218

Supplemental schedule of non-cash investing and financing activities:
Building improvements included in:
Accounts payable	94,099	211,132
Accrued expenses	5,000	—

Supplemental cash flow information:
Cash paid for interest	$22,416,000	$22,416,000

See accompanying notes to the consolidated financial statements.

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2025

(1)	Organization and Summary of Significant Accounting Policies

(a)	Organization

NP BGO NTR Portfolio, LLC and Subsidiaries (the Company) was formed on September 29, 2022, under the laws of the State of Delaware, for the purpose of owning, leasing, maintaining and operating the projects and properties, then financing, marketing, selling, and otherwise using properties and projects through its investment in subsidiaries. The Company owns properties in Missouri, Ohio, and Wisconsin. The Company has controlling interest in the following wholly owned subsidiaries:

Entity Name	Type	Approximate Building Square Footage (unaudited)	Location
Horizons Industrial I, LLC	Industrial	156,000	Riverside, MO
Horizons Industrial II, LLC	Industrial	169,000	Riverside, MO
Horizons Industrial III, LLC	Industrial	196,000	Riverside, MO
Horizons Industrial IV, LLC	Industrial	342,000	Riverside, MO
Horizons Industrial V, LLC	Industrial	493,000	Riverside, MO
Horizons Industrial VI, LLC	Industrial	411,000	Riverside, MO
Horizons Industrial VII, LLC	Industrial	198,000	Riverside, MO
Horizons Industrial VIII, LLC	Industrial	134,000	Riverside, MO
Horizons Industrial IX, LLC	Industrial	213,000	Riverside, MO
Horizons Industrial X, LLC	Industrial	208,000	Riverside, MO
NP Rinck Farm, LLC	Industrial	1,200,000	West Chester, OH
NP Brate Farm, LLC	Industrial	642,000	West Chester, OH
NP Brate Industrial 2, LLC	Industrial	501,000	West Chester, OH
NP Hazelwood 370 Building I, LLC	Industrial	252,000	Hazelwood, MO
NP Hazelwood 370 Building II, LLC	Industrial	252,000	Hazelwood, MO
NP Hazelwood 370 Building III, LLC	Industrial	494,000	Hazelwood, MO
NP Hazelwood 370 Building IV, LLC	Industrial	408,000	Hazelwood, MO
NP Hazelwood 370 Building 5, LLC	Industrial	413,000	Hazelwood, MO
NP Hazelwood 370 Building 6, LLC	Industrial	548,000	Hazelwood, MO
NP Hazelwood 370 Building 7, LLC	Industrial	511,000	Hazelwood, MO
NP Hazelwood 370 Building 9, LLC	Industrial	408,000	Hazelwood, MO
NP Hazelwood 370 Building 10, LLC	Industrial	511,000	Hazelwood, MO
NP Hazelwood Land Holdings, LLC	Land	—	Hazelwood, MO
NP Kenosha Industrial, LLC	Industrial	757,000	Kenosha, WI

Operations began on September 29, 2022, the date of inception. The term of the Company shall continue until the winding up and liquidation of the Company following a liquidation event, as defined under the Limited Liability Company Agreement of the Company. Capitalized terms not otherwise defined herein have the meanings set forth in the Limited Liability Company Agreement (LLC Agreement) of the Company.

The Company is owned by two members, BGO Genesis Holding, LLC and NP NTR Holdings, LLC. The ownership percentages as of December 31, 2025 for BGO Genesis Holding, LLC and NP NTR Holdings, LLC are 60.53% and 39.47%, respectively. The outstanding membership interest of the Company is governed by its LLC Agreement dated September 29, 2022.

8	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2025

(b)	Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (GAAP) as established by the Financial Accounting Standards Board (FASB) in the Accounting Standards Codification (ASC) including modifications issued under Accounting Standards Updates (ASUs).

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of NP BGO NTR Portfolio, LLC and Subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

(d)	Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management bases these estimates, judgements, and assumptions on historical experience and various other factors believed to be reasonable under the circumstances. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, lease liabilities, and other contingencies.

(e)	Cash and Cash Equivalents

The Company considers all cash on hand and monies held in checking accounts to be cash in determining the net increase or decrease in cash in the statement of cash flows. The Company may, at times, have cash balances which exceed the Federal Deposit Insurance Corporation (FDIC) insured amount of $250,000. The uninsured balances at December 31, 2025 and 2024, without regard to in-transit items, were approximately $332,207 and $2,156,300.

(f)	Investment in Real Estate and Depreciation

Costs related to the construction of the building, improvements, and land have been capitalized. Repairs and maintenance charges that do not increase the useful lives of the assets are recorded in repairs and maintenance in the accompanying consolidated statements of operations. The Company depreciates assets based on the straight-line method over the estimated useful lives of the assets.

The useful lives of fixed assets for purposes of computing depreciation are as follows:

Building and improvements	9-45 years

(g)	Financing Costs

The Company presents debt issuance costs as a reduction of the carrying amount of the debt. Amortization of the debt issuance costs is reported as interest expense on the consolidated statements of operations. Costs are amortized over the term of the loan.

(h)	Revenue Recognition

Rental income from the Company's operating leases is recognized on the accrual basis of accounting as earned in accordance with ASC 842, Leases. Tenant recovery income includes payments from the tenant for real estate taxes, insurance, and other property operating expenses and is generally recognized as income in the period the applicable costs were incurred. The Company has elected to aggregate the non-lease and lease components of rental income as the timing and pattern of the non-lease component aligns with the associated lease component, and the stand-alone lease component is classified as an operating lease.

9	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2025

Certain of the Company's leases contain noncontingent rent abatements or escalations for which the Company recognizes income on a straight-line basis over the lease term. Recognizing income on a straight-line basis requires the calculation of the total noncontingent rent to be paid over the life of a lease and revenue to be recognized evenly over that life. This method results in rental income in the early years of a lease being higher than actual cash received, creating a straight-line rent receivable. At some point during the lease, depending on its terms, the cash rent payments eventually exceed the straight-line rent, which results in the straight-line rent receivable decreasing to zero over the remainder of the lease term.

The Company assesses the collectability of its straight-line rent and accounts receivable (receivables) and recognizes revenue on a cash basis if collectability is not reasonably assured. The Company bases its assessment of the collectability of receivables on several factors, including, among other things, the financial strength of the tenant and any guarantors, the historical operations and operating trends of the tenant, the historical payment pattern of the tenant, the value of the underlying collateral, if any, expected future performance of the tenant and current economic conditions. If the Company's evaluation of these factors indicates it is not probable that the Company will be able to collect substantially all rents, the Company recognizes a charge to rental income equal to the accounts receivable outstanding and the straight-line rent receivable. If the Company changes its conclusions regarding the probability of collecting rent payments required by a lease, the Company resumes recognizing rental revenue on a straight-line basis and records incremental revenue such that the cumulative amount recognized is equal to the amount that would have been recorded on a straight-line basis since inception of the lease.

(i)	Income Taxes

The Company is treated as a partnership entity for tax purposes. As a result, any income or loss will be reported on the income tax returns of the members. Accordingly, no provision for U.S. Federal and state income taxes has been included in the consolidated financial statements as the liability for such taxes is primarily that of the members rather than the Company. In certain instances, the Company may be subject to state and local income taxes which are not material to the consolidated financial statements.

The Company had no uncertain tax positions which would require the Company to record a tax exposure liability as of and for the years ended December 31, 2025 and 2024. The Company expects no significant increases or decreases in unrecognized tax benefits due to changes in tax position within one year of December 31, 2025. The Company had no interest or penalties relating to income taxes recognized in the accompanying consolidated financial statements as of and for the years ended December 31, 2025 and 2024. The Company files income tax returns in U.S. Federal and state jurisdictions. The Company’s income tax filings are subject to examination by various taxing authorities; open examination periods are generally 2022 and forward. Management believes that the Company has adequately addressed all relevant tax positions and that there are no unrecorded liabilities.

(j)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. No material litigation has occurred as of December 31, 2025 or 2024.

10	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2025

(k)	Significant Risks and Uncertainties Including Business and Credit Concentrations

The Company is subject to risks incidental to ownership of industrial real estate. These include, among others, the risks normally associated with changes in the general economic climate, trends in the real estate industry, availability of industrial real estate, changes in tax laws, interest rate levels and potential liability under environmental and other laws. Similarly, the tenants may be exposed to economic conditions that adversely affect their profits and cash flows. As there are typically one to three leases in a building, the Company is dependent on the successful operation of the tenants.

The Company’s operations are located in Missouri, Ohio, and Wisconsin. Because of the concentration in this geographic region, the Company is particularly vulnerable to adverse conditions affecting Missouri, Ohio, and Wisconsin including general economic conditions, increased competition, a downturn in the industry, real estate conditions, and natural disasters occurring in this region.

(l)	Impairment

The Company periodically evaluates its real estate assets for impairment indicators including leasing commissions and incentives and tenant improvements. The judgments regarding the existence of impairment indicators are based on factors such as, market conditions, an inability to lease-up the Project, and other legal and environmental concerns. In addition, triggering events typically relate to a change in the expected holding period of a property. If a potential impairment is identified, the Company compares the undiscounted cash flows expected to be generated by the asset to the carrying amount. If the sum of the estimated undiscounted cash flows from operations and expected net sales proceeds are less than the carrying amount of the asset, an impairment loss would be recorded for the difference between the estimated fair value and the carrying amount of the asset. Future events could occur which would cause the Company to conclude that impairment indicators exist and that an impairment loss is warranted. No impairment was recorded as of December 31, 2025 or 2024.

(2)	Intangible Assets

At December 31, 2025 and 2024, the intangible assets consisted of the following:

	2025
		Less
	Asset	Accumulated	Net Intangible
	(Liability)	Amortization	Asset (Liability)
Tenant improvement allowances	$12,382,117	$(6,101,096)	$6,281,021
Above-market lease value	2,171,957	(1,228,468)	943,489
Below-market lease value	(30,938,995)	16,256,676	(14,682,319)
In-place leases	30,082,241	(16,353,569)	13,728,672
Deferred leasing costs	19,468,582	(9,917,323)	9,551,259
Other recoverable assets	503,121	(309,935)	193,186
Net carrying amount	$33,669,023	$(17,653,715)	$16,015,308

11	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2025

	2024
		Less
	Asset	Accumulated	Net Intangible
	(Liability)	Amortization	Asset (Liability)
Tenant improvement allowances	$10,741,061	$(4,221,203)	$6,519,858
Above-market lease value	2,273,347	(943,884)	1,329,463
Below-market lease value	(31,647,222)	11,942,123	(19,705,099)
In-place leases	31,875,386	(12,873,985)	19,001,401
Deferred leasing costs	19,148,706	(7,064,980)	12,083,726
Other recoverable assets	534,763	(244,166)	290,597
Net carrying amount	$32,926,041	$(13,406,095)	$19,519,946

Amortization expense for the years ending December 31, 2025 and 2024 was as follows:

	2025	2024
Amortization cost incurred	$5,972,223	$5,998,158
Less: deferred lease incentives charged to base lease income	(1,928,989)	(1,844,971)
Above (below) market lease value charged to base lease income	4,636,806	4,713,532
Total amortization expense	$8,680,040	$8,866,719

Estimated future amortization expense of intangible assets is as follows for the years ending December 31:

2026	$4,697,431
2027	3,504,651
2028	2,661,129
2029	1,999,008
2030	718,073
Thereafter	2,435,016
Total	$16,015,308

(3)	Leases

The Company’s rental revenue consists of rent earned from operating leases at the Company’s industrial properties. Leases at the Company’s industrial properties generally include a fixed base rent and certain leases also contain a variable component. The variable component of the Company’s operating leases at primarily consists of the reimbursement of operating expenses such as real estate taxes, insurance, and common area maintenance costs. The Company assessed the classification of the leases and determined the leases were operating leases.

12	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2025

Leases at the Company’s industrial properties are generally longer term and contain extension options at the lessee’s election. Some tenants have the option to renew the leases for either two or three periods of three to five years with six to nine months of notification to extend or terminate the lease. Renewal for an extended term shall be upon the same terms and conditions as the existing lease agreements except that the base rent shall be equal to fair market value and that the Company have no obligations to construct or provide improvements or allowances to the tenants. Fair market value is subject to mutual agreement between the Company and tenant and is determined as the annual amount per rentable square foot that a willing, comparable, non-equity tenant with a creditworthiness comparable to Tenant would pay, and a willing landlord of a comparable property in the marketplace would accept at “arms-length” given appropriate consideration of rental rates per rentable square foot, the type of escalation clauses, length of lease term, size and location of premises being leased, the fact that the premises are used primarily for warehouse/distribution center space, and any other generally applicable terms and conditions of tenancy for the Premises.

The following table details the components of operating lease income for the years ended December 31, 2025 and 2024:

	2025	2024
Base income	$53,608,196	$51,694,364
Tenant recoveries and reimbursements	14,654,100	15,793,770
Rental revenue	$68,262,296	$67,488,134

The following table presents the undiscounted future minimum rents the Company expects to receive pursuant to the non-cancellable portion of the leases as of December 31, 2025:

2026	$50,623,358
2027	46,076,306
2028	36,469,430
2029	32,308,156
2030	26,526,156
Thereafter	56,937,312
Total	$248,940,718

(4)	Notes Payable

On September 29, 2022, certain subsidiaries of the Company entered into a note payable with Northwestern Mutual Life Insurance Company for $297,000,000. The properties and projects that were included in this loan agreement were noted as Portfolio A and consist of the following:

Horizons Industrial I, LLC, Horizons Industrial II, LLC, Horizons Industrial III, LLC, Horizons Industrial IV, LLC, Horizons Industrial V, LLC, Horizons Industrial VI, LLC, Horizons Industrial VII, LLC. Horizons Industrial VIII, LLC, Horizons Industrial IX, LLC, Horizons Industrial X, LLC, NP Rinck Farm, LLC, NP Brate Farm, LLC, and NP Brate Industrial 2, LLC.

Monthly payments of interest are required until maturity. The interest rate is a fixed 4.00% per annum. The note and all accrued interest are due in full on October 1, 2026. Certain prepayment fees will apply. The Company has the right to release a property or multiple properties twice during the loan term up to 40% of the net rentable square footage, but only once per calendar year and not in the last twelve months of the loan term. Once the Company has elected to release a property or multiple properties, a debt service coverage covenant of equal to or greater than 1.30 and a loan to value ratio less than or equal to 55% is required. The note is secured by substantially all assets of the subsidiaries. As of December 31, 2025, the Company was in compliance with all debt covenants.

13	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2025

On September 29, 2022, certain subsidiaries of the Company entered into a note payable with Northwestern Mutual Life Insurance Company for $263,400,000. The properties and projects that were included in this loan agreement were noted as Portfolio B and consist of the following properties and projects:

Hazelwood 370 Building I, LLC, Hazelwood 370 Building II, LLC, Hazelwood 370 Building III, LLC, Hazelwood 370 Building IV, LLC, Hazelwood 370 Building 5, LLC, Hazelwood 370 Building 6, LLC, Hazelwood 370 Building 7, LLC, Hazelwood 370 Building 9, LLC, Hazelwood 370 Building 10, LLC, NP Kenosha Industrial, LLC, and NP Hazelwood Land Holdings, LLC.

Monthly payments of interest are required until maturity. The interest rate is a fixed 4.00% per annum. The note and all accrued interest are due in full on October 1, 2027. Certain prepayment fees will apply. The Company has the right to release a property or multiple properties twice during the loan term up to 40% of the net rentable square footage, but only once per calendar year and not in the last twelve months of the loan term. Once the Company has elected to release a property or multiple properties, a debt service coverage covenant of equal to or greater than 1.30 and a loan to value ratio less than or equal to 55% is required. The note is secured by substantially all assets of the subsidiaries. As of December 31, 2025, the Company was in compliance with all debt covenants.

The notes payable consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Notes payable	$560,400,000	$560,400,000
Less: unamortized debt issuance costs	(450,007)	(917,739)
Less: unamortized other financing costs	(23,885)	(28,206)
Notes payable, net of debt issuance and other financing costs	$559,926,108	$559,454,055

Estimated future maturities of the note payable are as follows for the years ending December 31:

2026	$297,000,000
2027	263,400,000
2028	—
2029	—
2030	—
Thereafter	—
Total	$560,400,000

Costs incurred in connection with obtaining financing are amortized to interest expense. The following is a reconciliation of cost of incurred interest for the years ended December 31, 2025 and 2024:

	2025	2024
Interest cost incurred	$22,416,000	$22,416,000
Amortization of debt issuance costs	467,934	467,821
Amortization of other financing costs	4,119	4,119
Total interest expense	$22,888,053	$22,887,940

14	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2025

The gross carrying amount, accumulated amortization, and net carrying amount of deferred debt issuance costs at December 31, 2025 and 2024 are as follows:

	2025	2024
Gross carrying amount	$2,175,447	$2,175,447
Accumulated amortization	(1,701,555)	(1,229,502)
Net carrying amount	$473,892	$945,945

Estimated future amortization expense of deferred debt issuance and other financing costs is as follows:

2026	$393,497
2027	64,852
2028	1,198
2029	1,198
2030	1,198
Thereafter	11,949
Total	$473,892

(5)	Related Party Transactions

The related parties are NorthPoint Development, LLC, NP Studio North, LLC, SitePoint, LLC, and NPD Management, LLC. For the years ended December 31, 2025 and 2024, total payments including to the related party entities were $2,212,503 and $2,154,953, respectively.

Of the total incurred, $26,815 and $78,210, respectively, were capitalized as part of the cost basis of building and improvements for the years ended December 31, 2025 and 2024.

The Company pays a monthly management fee to NPD Management, LLC, a related entity. The fee is calculated at the lesser of 3% of monthly gross rent or the maximum amount reimbursable to the property owners by tenants with leases for space within the Property. Management fees paid to related parties were $1,654,551 and $1,523,142, respectively, for the years ended December 31, 2025 and 2024.

In addition, employees of NorthPoint Development and NPD Management, LLC use credit cards to purchase necessary items for the Company related to operations which are reimbursed to NorthPoint Development, LLC and NPD Management, LLC by the Company. For the years ended December 31, 2025 and 2024, $531,137 and $553,601, respectively, were expensed and included in repairs and maintenance, general and administrative, direct tenant expenses, professional fees and other expenses on the consolidated statement of operations.

At December 31, 2025, there was a credit due from related entities of $395 included in accounts payable. Amounts due to the related entities of $865 were included in accounts payable at December 31, 2024, respectively.

(6)	Member’s Equity
(a)	Contributions

The capital commitments of BGO Genesis Holding, LLC and NP NTR Holdings, LLC are $230,000,000, and $150,000,000, respectively. Contributions to date for each member are $230,000,000, and $150,000,000, respectively.

15	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2025

BGO Genesis Holding, LLC (Investor Member) made a preferred capital contribution, which shall be accounted for as a Preferred Equity Investment. The Preferred Equity Investment shall earn a return, commencing on the date of funding, paid quarterly to the Investor Member. The preferred equity investment shall be redeemed in full, no later than the fifth anniversary of the effective date of the LLC Agreement (initial mandatory redemption date), with a twelve-month extension available (mandatory redemption date). The rate of return shall be 6% per annum up to the mandatory redemption date, after which a rate of 8% per annum shall be paid on the balance. On July 6, 2023 the Preferred Equity Investment was converted into a Common Equity Investment pursuant to the Investor Members’ governing documents and unpaid preferred returns accrued at that time were distributed in full.

(b)	Net Profit or Net Loss

The net profit or net loss realized by the Company will be allocated to each member in accordance with their respective capital contributions account percentages, after debiting each member’s Capital Accounts for any cash distributions.

(c)	Distributions

In accordance with the LLC Agreement, distributions shall be made in cash unless otherwise determined. Distributions from operating proceeds shall be made in the following order of priority:

First, to the extent the Preferred Equity Investment remains outstanding, 100% to Investor Member until such time as Investor Member has received cumulative distributions in an amount equal to the Preferred Investment Total Return Amount.

Second, 100% to the Members, pro rata in accordance with their respective Common Percentage Interests.

(7)	Taxable Revenue Bonds

In 2018, NP Hazelwood 370 Building II, LLC purchased Taxable Industrial Revenue Bonds (TRB) issued by the City of Hazelwood, MO for $17,500,000. Also, in 2018, NP Hazelwood 370 Building III, LLC purchased Taxable Industrial Revenue Bonds (TRB) issued by the City of Hazelwood, MO for $34,000,000.

In 2019, NP Hazelwood 370 Building IV, LLC purchased Taxable Industrial Revenue Bonds (TRB) issued by the City of Hazelwood, MO for $30,000,000.

In 2020, NP Hazelwood 370 Building I, LLC purchased Taxable Industrial Revenue Bonds (TRB) issued by the City of Hazelwood, MO for $18,000,000. Also, in 2020, NP Hazelwood 370 Building 5, LLC purchased Taxable Industrial Revenue Bonds (TRB) issued by the City of Hazelwood, MO for $26,000,000.

In 2021, NP Hazelwood 370 Building 6, LLC purchased Taxable Industrial Revenue Bonds (TRB) issued by the City of Hazelwood, MO for $33,000,000. Also, in 2021, NP Hazelwood 370 Building 9, LLC purchased Taxable Industrial Revenue Bonds (TRB) issued by the City of Hazelwood, MO for $28,500,000.

As the borrower of the funds, the Company was required to convey the property title to the City of Hazelwood to secure the financing proceeds from the TRB. Under this program, the Company is the bond holder of record and borrower of the funds.

The buildings entered into a lease with the City of Hazelwood, Missouri on the following dates to facilitate the required periodic principal payments and interest payment under the bond lease agreement:

●	NP Hazelwood 370 Building II, LLC and NP Hazelwood 370 Building III, LLC entered into a lease with the City of Hazelwood, Missouri on June 15, 2018.

16	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2025

●	NP Hazelwood 370 Building I, LLC and NP Hazelwood 370 Building 5, LLC entered into a lease with the City of Hazelwood, Missouri on November 1, 2020.
●	NP Hazelwood 370 Building IV, LLC entered into a lease with the City of Hazelwood, Missouri on December 1, 2020.
●	NP Hazelwood 370 Building VI, LLC entered into a lease with the City of Hazelwood, Missouri on May 1, 2021.
●	NP Hazelwood 370 Building IX, LLC entered into a lease with the City of Hazelwood, Missouri on May 1, 2021.
●	NP Hazelwood 370 Building VII, LLC and NP Hazelwood 370 Building X, LLC entered into a lease with the City of Hazelwood, Missouri on March 1, 2022.

The monthly lease payments are paid to the trustee, BOKF, N.A, who issues the payments to the bond holder of record the Company. The lease term ends on December 31 of the 18th year of the Completion Date.

Under the terms of the lease and leaseback agreements, the Company receives all proceeds from the issuance of the TRBs under the base lease agreement and is obligated to make lease payments which ultimately service the outstanding TRBs. Accordingly, the Company’s investment in TRBs equals the related lease obligation. The Company has determined that the legal right of offset exists for the amount invested in the TRBs and the related lease obligation. Accordingly, the Company has elected to offset these amounts in the accompanying balance sheet, and the related interest income and interest expense in the consolidated statements of operations.

(8)	Commitments and Contingencies

As part of the lease agreement with a tenant, the Company is contingently liable to provide tenant improvement allowances. In most cases, the allowances may be applied as a rent credit by the tenants if unused. At December 31, 2025, an allowance of $58,198 was included in accounts payable for a reimbursement that has not yet been requested by the tenant.

(9)	Subsequent events

Events that occur after the balance sheet date but before the consolidated financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events that provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes.

Management evaluated the activity of the Company through January 29, 2026 (the date the consolidated financial statements were available to be issued) and concluded that there were no subsequent events that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

17	(Continued)